

March 13, 2015

<u>Via E-mail</u>
Ms. JJ Fueser
UNITE HERE
243 Golden Gate Avenue
San Francisco, CA 94102

     Re: Ashford Hospitality Trust, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed March 4, 2015 by UNITE HERE
              File No. 001-31775

Dear Ms. Fueser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please include information as of the most recent practicable date and fill in all blanks.

2.   Please revise to clarify that the trustees to whom the election of trustees proposal pertains are not UNITE HERE nominees and explicitly direct shareholders to the company's proxy statement for the names of, and other required information regarding, the company nominees to the board of trustees.

3.   Please revise to clarify your references to "Trust," "Prime," "AINC," and "Ashford."

4.   We note your statement that "Ashford has sued to prevent shareholders from having an opportunity to even vote on these proposals at the upcoming Annual Meeting." Please provide a brief summary of the proceedings and the relief sought by the company.

Supplement your disclosure to highlight the attendant risk that shareholders who vote using your proxy card instead of the company's card could be disenfranchised if the court finds that UNITE HERE's proposals are improper and may not be voted on.

5. We note the company's pending claims before a court that UNITE HERE's proposals have not been made in full compliance with the company's advance notice bylaw provisions. Please briefly disclose the applicable provisions under state law and/or the company's governing documents that you believe allow the proposals to be properly brought before the meeting.

6. Further to our comments above, separately highlight that if the court finds the UNITE HERE proposals are improper, shareholders who use your proxy card would not only lose their ability to vote on proposals you outline in your supporting statements, but also on *all other matters* presented on a UNITE HERE proxy card, inclusive of the right to elect the trustees.

7. Please provide clarity to your statement regarding insider control, which you indicate is less than 50% yet which subsequent statements imply may approximate 56% (e.g., we note your statements that independent shareholders own approximately 44% of shares). Please remove the statement or clarify.

8. We note the disclosure in Sections IV and V that you "incorporate by reference" certain information contained in management's proxy statement. Please advise us, with a view towards revised disclosure, of all instances in which the participants intend to rely on Rule 14a-5(c) to satisfy the disclosure requirements in Schedule 14A. Please note that a clear reference to the document containing the disclosure required by Schedule 14A should be provided in each instance in which you rely upon Rule 14a-5(c).

9. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure to (i) characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and/or (ii) to provide the requisite support for the statements:

- the statement that most lodging REITs that have recently opted out of MUTA also require shareholder approval to opt back in;

- the assertion that the restructuring "flew in the face of broader hotel industry trends"; and

- the assertion that the restructuring was "undertaken in such a way as to insulate insiders from shareholder opinions, to disproportionately benefit insiders, and to pass risk onto REIT shareholders."

II. Supporting Statements

6. Recommending the terms of the Advisory Agreement be amended …

10.   Clarify the first statement under this heading to indicate the lessons to which you refer. As appropriate, please qualify any disclosure that is added in response to this comment as statements of opinion or belief and provide the requisite support for such statements.

11.   Please provide context to the assertions you make regarding the fee structure and change-of-control termination fee provisions in the Advisory Agreement. For example, clarify whether these provisions align with terms found in the majority or minority of Advisory Agreements of externally-managed REITs.

12.   There does not appear to be sufficient basis for the statement that the company's REITs are "be[ing] held hostage to Ashford's externalization experiment…" or that the structure of the terms of the Advisory Agreement preclude the REITs from pursuing strategic alternatives favorable to all, which is implied from the last sentence under this heading. Please remove the statements or revise.

V. Information on Participants in this Solicitation

13.   Please disclose UNITE HERE's overall ownership of shares of the company, expressed as a percentage of total shares outstanding as of the most recent practicable date.

Form of Proxy

14.   Please clearly mark the form of proxy as "Preliminary Copy." See Rule 14a-6(e)(1).

15.   Please revise the introductory paragraph to reference, if true, the annual shareholders meeting for 2015.

16.   Please clarify that Proposal 1 relates to the company's nominees.

17.   Please revise Proposal 2 to reference, if true, the 2015 fiscal year.

18.   Please remove the parenthetical reference "(binding)" that is included in Proposals 4-7 on the proxy card.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew Kahn, Esq.
        Davis Cowell & Bowe LLP